UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  July 03, 2007

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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PGS - REFINANCING COMPLETED

JULY 2, 2007, OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that it on June 29, 2007, completed the process to establish a new Senior Secured Credit Facility. The total facility amount of $950 million consists of an eight-year $600 million Term Loan B and a five-year $350 million Revolving Credit facility. The Term Loan B, which has no financial maintenance covenants, has a floating interest rate of LIBOR + 175 basis points. The Company expects to enter into interest rate derivatives agreements for a portion of the loan to change all or parts of its interest rate exposure from floating to fixed interest rate.

The proceeds together with available cash have been used to repay and cancel the Company's previous Senior Secured Credit Facility, which consisted of a $244 million Term Loan B and a $150 million Revolving Credit Facility and to pay the purchase consideration for the acquisition of MTEM Limited. It will further be used to fund the payment of approximately $300 million of special dividend approved by the Annual General Meeting held June 15, 2007 and for general corporate purposes.

                                      ****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2006. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

--END--

FOR DETAILS, CONTACT:
OLA B0STERUD
Phone:   +47 67 52 64 00
Mobile:  +47 90 95 47 43

CHRISTOPHER M0LLERL0KKEN
Phone:   +47 67 51 43 16
Mobile:  +47 90 27 63 55

US INVESTOR SERVICES
Katrina Parrott
Phone: +1 281 509 8000

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
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                                                     (Registrant)

    July 03, 2007                            /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager